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                             October 8, 2020

       Sean (Xiaocheng) Peng
       Chief Executive Officer
       Ucommune International Ltd
       88 Wu Wei Road, Building 12, 4th Floor
       Putuo District, Shanghai, 200383
       People   s Republic of China

                                                        Re: Ucommune
International Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed September 22,
2020
                                                            File No. 333-248191

       Dear Mr. Peng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 18, 2020 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Material U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders,
       page 75

   1. We reissue our prior comment 1. We note your response, including your revised disclosure that the
"Reincorporation Merger should qualify as a 'reorganization' within the meaning of Section 368
of the Code and, as a result, a U.S. Holder ... should not recognize gain or loss on the
exchange of ORSN Common Stock, the ORSN Rights, or ORSN
                                                        Warrants for PubCo
Ordinary Shares or PubCo Warrants, as applicable, pursuant to the
                                                        Business Combination."
Your revised disclosure, including that the Reincorporation
                                                        Merger "should" qualify
as a reorganization within the meaning of Section 368, appears to
 Sean (Xiaocheng) Peng
Ucommune International Ltd
October 8, 2020
Page 2
      provide representations as to tax consequences of the transactions, and such consequences appear to be material. Please file a tax opinion regarding the material tax consequences of the transactions. Refer to Item 4(a)(6) of Form S-4, Item 601 of Regulation S-K, and
      Section III.A. of Staff Legal Bulletin 19. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a "should" or "more likely than not"
      opinion to make clear that the opinion is subject to a degree of uncertainty, and should explain why it cannot give a firm opinion. Please also revise your risk factor disclosure accordingly.

      In the alternative, if the U.S. tax consequences of the transactions are unknown, please revise to make this clear in your disclosure. If true, please also revise your disclosure to state that you cannot take the position that the transactions will be treated, for U.S. federal income tax purposes, as non-taxable transactions because of an absence of guidance.
Exhibits

2. We note the consent filed as Exhibit 23.6. Please remove the statement that the assessment of valuation is "for reference only," as investors are entitled to rely on the disclosure in the prospectus. Please also file the valuation as an exhibit as required by
      Item 21(c) to Form F-4.
General

3. Please reference our comment letter dated October 8, 2020 relating to the revised preliminary proxy statement on Schedule 14A filed by Orisun Acquisition Corp. on
      September 22, 2020. Please revise your registration statement to address the comments contained in this letter, to the extent applicable.
       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                              Sincerely,
FirstName LastNameSean (Xiaocheng) Peng
                                                              Division of
Corporation Finance
Comapany NameUcommune International Ltd
                                                              Office of Trade &
Services
October 8, 2020 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName